Kansas City Southern Industries, Inc.
                                    Exhibit 99.2   File No. 1-4717
                                    Form 10-K    December 31, 1993

                  KANSAS CITY SOUTHERN INDUSTRIES, INC.
                        AND SUBSIDIARY COMPANIES
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     EXPLANATION OF GRAPHICS USED IN THE MANAGEMENT'S DISCUSSION AND
        ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
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                  MD&A
                  Graph
Reference               Description (Years ended December 31,)
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   1       KCSR Locomotive Power - the number of locomotive units is displayed along with the average horsepower per unit.

                                         1989    1990    1991    1992   1993
           Number of Locomotive Units 277 263 241 228 255 Average Horsepower per Unit 2,372 2,479 2,529 2,593 2,617

   2 KCSR Net Ton Miles - thousands of net ton miles is displayed along with average revenue per thousand net ton mile.

                                         1989    1990    1991    1992  1993
           Net Ton Miles, in millions    11.8    12.1    12.2    13.3  13.8
           Average Revenue per
             Net Ton Miles             $25.05  $24.93  $24.94  $23.88$23.74

   3 KCSR Revenues - graph displays the components of KCSR revenue summarized in three categories; general commodity, coal and other. (in millions)

                                        1989     1990    1991    1992   1993
           General Commodities        $190.1   $196.3  $198.6  $212.8 $222.2
           Coal                        106.3    105.9   106.5   105.5  106.2
           Other                        19.0     17.7    17.1    17.3   17.1

   4 KCSR Fuel - total fuel costs are displayed graphically along with the number of diesel fuel gallons consumed.

                                        1989    1990    1991    1992    1993
           Total Cost of Fuel,
             in millions               $18.1   $22.8   $19.9   $19.3   $18.6
           Gallons of Fuel Consumed,
             in millions                35.4    34.1    31.6    32.9    34.6

   5 DST Revenues - DST revenue components are displayed and summarized into four categories; transaction processing and computer services, output services, insurance software sales and processing and other. (in millions)

                                      1989     1990     1991      1992    1993
           Transaction Processing &
             Computer Services       $87.5   $103.2   $123.3    $139.7  $173.2
           Output Services            29.6     33.9     54.2      86.9   116.4
           Insurance Software
             Sales & Processing        2.3      5.0     26.6      38.7    32.6
           Other                       7.9      7.4      7.0       5.2    20.0

   6 Janus Assets Under Management - growth in total assets under management along with Janus revenue growth is displayed.

                                          1989   1990    1991   1992     1993
           Janus Revenues, in millions   $10.3  $19.1   $41.7  $97.5   $162.7
           Janus Assets Under Management,
             in billions                 $ 1.8  $ 3.1   $ 8.7  $15.5   $ 22.2

   7 Net Cash Flow from Operations as Compared to Net Income - operating cash flows are contrasted with net income. (in millions)

                                     1989    1990    1991     1992    1993
           Net Income              $ 47.9   $41.4  $ 41.9   $ 63.8  $ 90.5
           Operating Cash Flows     117.9    77.6   111.4    122.9   189.2

   8 Debt as a Percent of Total Debt + Equity - the debt ratio is displayed in this graph.

                                        1989   1990   1991   1992   1993
           Debt to Debt+Equity Ratio    49.9%  50.9%  46.7%  49.2%  59.9%
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